SILVERMEX RESOURCES INC.
Voting Results
Annual General and Special Meeting of Securityholders
Held on June 26, 2012

Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reports the results of its Annual General and Special Meeting of shareholders, optionholders and warrantholders (together, the “Securityholders”) held in Vancouver on June 26, 2012 (the “Meeting”).

134,859,036 common shares of Silvermex, equal to 51.6% of the issued and outstanding shares, 8,647,346 warrants of Silvermex, equal to 62.8% of the issued and outstanding warrants, and 11,394,400 options of Silvermex, equal to 92.4% of the issued and outstanding options, were represented at the Meeting.

Below is a summary of the outcome of the matters voted upon at the Meeting:

Election of Directors: Shareholders re-elected Arthur Brown, Michael Callahan, Duane A. Nelson, Kenneth C. McNaughton and Joseph J. Ovsenek as Directors of Silvermex for the ensuing year.

Appointment of Auditor: Shareholders approved the re-appointment of Deloitte & Touch LLP as the auditor of Silvermex for the ensuing year.

Arrangement: The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) among the Company, the Securityholders and First Majestic Silver Corp. (“First Majestic”), which involves the acquisition of the Company by First Majestic, was approved as a special resolution of Securityholders voting together as a single class and as an ordinary resolution of shareholders, excluding the votes attached to the shares held by Duane Nelson, the Chief Executive Officer and Director of the Company, and Michael Callahan, the President and Director of the Company. An aggregate of 128,070,357 Silvermex shares, options and warrants were voted in favour the resolution approving the Arrangement, representing 99.2% of the votes cast by Securityholders. 107,611,221 Silvermex shares were voted in favour the resolution approving the Arrangement, representing 99.1% of the votes cast by shareholders, excluding the votes attached to the shares held by Duane Nelson and Michael Callahan.

Dated: June 26, 2012

SILVERMEX RESOURCES INC.

/s/ Duane Nelson
Duane Nelson
Chief Executive Officer and Director